Exhibit 99.1

MEDIA RELEASE

CENTOGENE Announces Virtual Investor Event

New leadership team to present vision, strategy, and execution roadmap

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, June 7, 2020 (GLOBE NEWSWIRE) - Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, announced today that it will be holding a Virtual Investor Event on Tuesday, June 22, 2021, at 9:00 a.m. - 11:00 a.m. EDT / 3:00 p.m. - 5:00 p.m. CEST.

“Over the past 15 years, CENTOGENE has built a leading position in diagnostics of rare genetic diseases – supporting a global physician network to help over half a million patients and their families. Today, we are in a unique position to harness the power of our rapidly growing Bio/Databank to enable and accelerate orphan drug development,” said Andrin Oswald, M.D., Chief Executive Officer at CENTOGENE.

“With high unmet needs and recent technological advances, rare diseases are rapidly becoming one of the fastest growing fields in drug R&D. Together with the newly-formed CENTOGENE Executive Team, I look forward to outlining our future strategy to generate value for patients and investors at the Virtual Investor Event.”

Registration and event details are available at: https://www.centogene.com/virtual-investor-event

Interested parties unable to watch the live webcast will be able to view and listen to an archived copy of the webcast, which will be available on http://investors.centogene.com following the conclusion of the event.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with over 3.9 billion weighted data points from approximately 600,000 patients representing over 120 different countries as of December 31, 2020.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, the Company collaborated with over 30 pharmaceutical partners.

Important Notice and Disclaimer

This press release contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions, or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities, and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward- looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties, and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our Annual Report for the year ended December 31, 2020, on Form 20-F filed with the SEC on April 15, 2021, and other reports and documents furnished to or filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.relations@centogene.com

FTI Consulting
Bridie Lawlor O’Boyle
+1.917.929.5684
bridie.lawlor@fticonsulting.com